 Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE

Shareholder Contact:

1-800-221-5672

ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.

ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR AUCTION

PREFERRED SHARES AND OFFERING OF VARIABLE RATE

MUNIFUND TERM PREFERRED SHARES

NEW YORK, NY December 19, 2018. AllianceBernstein National Municipal Income Fund, Inc. (“ANMIF” – NYSE: AFB) (the “Fund”) announced today the final results for the Fund’s tender offer of up to 100% of its outstanding auction preferred shares (“APS”), at a price equal to 98.75% of the liquidation preference of $25,000 per share (or $24,687.50 per share), plus any unpaid dividends accrued through the termination date of the tender offer. The tender offer expired on Thursday, December 13, 2018 at 5:00 p.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

The Fund has accepted for payment 893 Series M APS, 569 Series T APS, 686 Series W APS and 1,427 Series TH APS. The shares accepted represent approximately 99% of outstanding Series M APS, approximately 87% of outstanding Series T APS, approximately 97% of outstanding Series W APS and approximately 99%of outstanding Series TH APS. In aggregate the Fund has accepted for payment 3,575 APS, which represent approximately 97%of its outstanding APS.

Payment for such shares will be made on December 19, 2018. APS that were not tendered will remain outstanding.

The Fund also announced today that it completed a private offering of 2018 Variable Rate MuniFund Term Preferred Shares (“2018 VMTPS”), liquidation preference $25,000 per share. The Fund issued and sold 3,531 2018 VMTPS in its offering. The net proceeds from the offering have been used to repurchase the APS that have been accepted for payment pursuant to the tender offer.

Any questions about the tender offers can be directed to Georgeson LLC, the Fund’s information agent for its offer at toll free (800) 932-9864.

This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Funds involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports.

ANMIF is a closed-end U.S.-registered management investment company advised by AllianceBernstein L.P.